[GERDAU AMERISTEEL LOGO]

GERDAU AMERISTEEL ANNOUNCES THIRD QUARTER 2003 RESULTS

TORONTO, ON, OCTOBER 29, 2003 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported a net loss of $8.7 million, or $.05 per share fully diluted, on net sales of $485 million for the third quarter of 2003, compared to net income of $2.5 million, or $.02 per share fully diluted, on net sales of $235 million for the third quarter of 2002. Pro forma net income for the third quarter of 2002 was $14.4 million, or $.07 per share fully diluted, on net sales of $442 million. EBITDA was $16.3 million for the quarter ended September 30, 2003 versus pro forma EBITDA of $47.9 million and actual EBITDA of $24.9 million for the same quarter last year. All figures are in U.S. dollars and are computed in accordance with Canadian GAAP. Pro forma net income for the quarter ended September 30, 2002 is reconciled to actual net income below.

On October 23, 2002, Gerdau S.A. (NYSE: GGB) combined its North American operations ("Gerdau North America") with those of Co-Steel Inc., and changed its name to Gerdau Ameristeel Corporation. Net income of Gerdau North America, the predecessor company for accounting purposes, was $2.5 million for the quarter ended September 30, 2002, or $.02 per share basic and fully diluted. Gerdau Ameristeel believes that the pro forma results, which also include Co-Steel's operations for the applicable period, adjusted for the impact of purchase price allocations and resulting acquisition accounting adjustments, are a more informative disclosure on the combined operations.

On June 27, 2003, the Company closed a $405 million private offering of its 10 3/8% Senior Unsecured Notes due 2011 and a $350 million Revolving Credit Facility. The net proceeds were used to repay existing bank and private placement debt, most of which was due to mature in early 2004. The refinancing significantly extended the Company's debt maturities, increased operating flexibility and provided a more permanent capital base. As of September 30, 2003, the Company had total debt outstanding of $595.4 million at a weighted average pretax interest cost of 8.5% and a weighted average maturity of approximately 6 -1/2 years. At September 30, 2003, availability under the Revolver was $103.5 million. Higher interest rates consistent with the longer debt maturities resulted in $14.7 million of interest expense in the September quarter as compared to $8.6 million in the June quarter.

The following table summarizes the results of Gerdau Ameristeel for the third quarter of 2003 and the pro forma and actual results for the third quarter of last year.

                                                                   FOR THE QUARTER ENDING
                                                ------------------------------------------------------------
                                                September 30, 2003   September 30, 2002   September 30, 2002
                                                      Actual             Pro Forma             Actual *
                                                ------------------   ------------------   ------------------
Shipments (Tons)
     Mill Finished Steel                                 1,248,588            1,122,978              546,800
     Fabricated Steel                                      161,121              173,337              149,635
                                                ------------------   ------------------   ------------------
         Total                                           1,409,709            1,296,315              696,435
Income Statement (US $000s except EPS)
     Net Sales                                  $          485,323   $          442,164   $          234,523
     Operating Income                                       (3,538)              27,426               11,559
     Net (Loss) Income                                      (8,709)              14,380                2,511
     EBITDA                                                 16,254               47,918               24,915
     EPS - Basic                                             (0.04)                0.07                 0.02
     EPS - Diluted                                           (0.05)                0.07                 0.02
Balance Sheet (US $000s)
     Net Working Capital                        $          331,417
     Cash                                                   20,411
     Debt                                                  595,397
     Book Value                                            650,139

Notes:   Net working capital excludes cash and debt.

         Debt excludes Convertible Debentures of $92.6 million.

         EBITDA is earnings before interest, taxes, depreciation and amortization

         *September 30, 2002 actual results are the results of Gerdau North America which do not include the former Co-Steel operations

The following table reconciles actual net income to pro forma net income for the quarter ended September 30, 2002:

                                                                                         QUARTER ENDED
                                                                                       SEPTEMBER 30, 2002
                                                                                       ------------------
US$ (000s)
Net income actual                                                                      $            2,511
Adjust Co-Steel for pre-acquisition period                                                          5,456
Adjust  for impact of Co-Steel purchase price allocations                                           3,200
Adjust interest for debt converted to equity                                                        2,857
Adjust for minority interest                                                                          356
                                                                                       ------------------
Net income pro forma                                                                   $           14,380
                                                                                       ==================

Mill shipments of finished steel remained seasonally strong at 1.4 million tons in the September 2003 quarter with average mill selling prices increasing $9 per ton compared to the June 2003 quarter. The cost of scrap raw material continued its upward trend from the beginning of the year and largely offset the mill price increases. During the 2003 third quarter, the Company performed scheduled maintenance and capital project improvements at six of its eleven mills. The Company estimates that these initiatives increased the mill's normal manufacturing costs by approximately $8.2 million in the 2003 third quarter. Also, the two Ontario mills and, to a lesser extent, the two New Jersey mills, were adversely affected by the Northeast power outage in mid-August of 2003. With mill rebar prices increasing sharply in the September 2003 quarter, margins and profits in our downstream rebar fabricating operations are squeezed to historically low levels.

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

"Relative to volume trends in steel demand, the order inquiries for quotations reflect an increased level of activity for our steel mills and for our primary service center customers of merchant products. Seasonal efforts to complete pending construction projects have also sustained customer activity levels for concrete reinforcing steel products. Considering the late season timing of this trend, the short term outlook for the winter is relatively upbeat compared to the past two years. A secondary bullish factor is the relatively low levels of finished inventory within our ten bar mills and production scheduling limitations over the holiday season. This favorable volume climate for end use customers and overall steel supply/demand will be subjected to several external influences that could impact the balance of steel supply and market pricing.

In the September 2003 quarter, improving price and margin trends for most of the Company's steel products were temporarily masked by the higher manufacturing costs due to the scheduled outages at the Whitby, Cambridge, MRM, Perth Amboy, Charlotte and Gallatin mills. However, even adjusting for the outages, we continued to show an unacceptable return on capital employed.

Escalating prices for scrap and energy have been the driving forces behind recent market price increases for steel products. The consolidation of industry competitors has also improved the market discipline in recovering these rising cost elements. Cash flow liquidity and earnings pressure have contributed to the structural change in market discipline within the industry. The key question is whether this competitive stability will withstand the adversity of import surges or harsh winter impacts on steel demand until the spring season emerges. A secondary concern is the stress of rising steel prices on downstream customers that are struggling to pass on these final product costs in a slow economic environment. This downstream margin compression is clearly evident in Gerdau Ameristeel's rebar fabrication and other downstream business.

In the December 2003 quarter, we have scheduled outages for the Jackson and Charlotte mills to complete equipment upgrades and to complete annual maintenance projects. Production and shipments are expected to trend downward in the December quarter reflecting the normal seasonality of our business. Prices are expected to be firm or up for all of our products and we would expect improved margins in the December quarter."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter results on a conference call on Friday, October 31, 2003 at 2:00 p.m. EST to discuss the second quarter results. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 rebar fabrication and other downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

Gerdau Ameristeel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements for the quarter and the nine months ended September 30, 2002, present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of such periods, as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau Ameristeel would have been had the combination of Co-Steel and Gerdau North America actually taken place at the beginning of such periods. In addition, these statements do not purport to project the Company's results of operations for any future periods or its financial position at any future date.

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                      Tom J. Landa
President & Chief Executive Officer   Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands)
(Unaudited)

                                                             FOR THREE MONTHS ENDING
                                                     ---------------------------------------
                                                     SEPTEMBER 30, 2003   SEPTEMBER 30, 2002
                                                           ACTUAL              PROFORMA
                                                     ------------------   ------------------
NET SALES                                            $          485,323   $          442,164

OPERATING EXPENSES
     Cost of sales                                              447,053              373,508
     Selling and administrative                                  21,173               21,639
     Depreciation                                                20,549               19,500
     Other operating expense                                         86                   92
                                                     ------------------   ------------------
                                                                488,861              414,739

(LOSS) INCOME FROM OPERATIONS                                    (3,538)              27,425

OTHER EXPENSES
     Interest                                                    14,718               10,230
     Foreign exchange (gains) losses                                757                 (993)
     Amortization of deferred financing costs                       552                  294
                                                     ------------------   ------------------
                                                                 16,027                9,531

(LOSS) INCOME BEFORE TAXES                                      (19,565)              17,894

INCOME TAX (BENEFIT) EXPENSE                                    (10,856)               3,514
                                                     ------------------   ------------------

NET (LOSS) INCOME                                    $           (8,709)  $           14,380
                                                     ==================   ==================

EPS - BASIC                                          $            (0.04)  $             0.07
EPS - DILUTED                                        $            (0.05)  $             0.07

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands)
(Unaudited)

                                                             FOR NINE MONTHS ENDING
                                                     ---------------------------------------
                                                     SEPTEMBER 30, 2003   SEPTEMBER 30, 2002
                                                           ACTUAL              PROFORMA
                                                     ------------------   ------------------
NET SALES                                            $        1,401,270   $        1,285,360

OPERATING EXPENSES
     Cost of sales                                            1,283,916            1,090,624
     Selling and administrative                                  59,312               62,641
     Depreciation                                                60,467               57,166
     Other operating expense (income)                               144               (2,988)
                                                     ------------------   ------------------
                                                              1,403,839            1,207,443

(LOSS) INCOME FROM OPERATIONS                                    (2,569)              77,917

OTHER EXPENSES
     Interest                                                    30,147               31,230
     Foreign exchange (gains) losses                                186                  (50)
     Write down portfolio investment                                  -                5,780
     Amortization of deferred financing costs                     4,130                  879
                                                     ------------------   ------------------
                                                                 34,463               37,839

(LOSS) INCOME BEFORE TAXES                                      (37,032)              40,078

INCOME TAX (BENEFIT) EXPENSE                                    (21,525)               8,923
                                                     ------------------   ------------------

(LOSS) INCOME BEFORE MINORITY INTEREST                          (15,507)              31,155

MINORITY INTEREST                                                   217                    -
                                                     ------------------   ------------------

NET (LOSS) INCOME                                    $          (15,290)  $           31,155
                                                     ==================   ==================

EPS - BASIC                                          $            (0.08)  $             0.14
EPS - DILUTED                                        $            (0.09)  $             0.15

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(US$ in thousands)

                                                     SEPTEMBER 30, 2003   DECEMBER 31, 2002
                                                          UNAUDITED            AUDITED
                                                     ------------------   ------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                        $           20,411   $           16,361
    Accounts receivable, net                                    225,829              172,745
    Inventories                                                 374,053              351,400
    Deferred tax assets and recoverable taxes                    17,514               11,417
    Other current assets                                         10,913                2,997
                                                     ------------------   ------------------
TOTAL CURRENT ASSETS                                            648,720              554,920

PROPERTY, PLANT AND EQUIPMENT                                   917,789              898,948

GOODWILL                                                        116,564              114,374

DEFERRED FINANCING COSTS                                         15,491                2,514

FUTURE TAX ASSETS                                                 8,364                    -

OTHER ASSETS                                                      2,033                  645
                                                     ------------------   ------------------

TOTAL ASSETS                                         $        1,708,961   $        1,571,401
                                                     ==================   ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Trade accounts payable                          $          212,853   $          170,334
     Accrued salaries, wages and employee benefits               26,220               27,342
     Other current liabilities                                   57,819               46,662
     Bank indebtedness                                            2,810               23,379
     Current maturities of long-term borrowings                  10,771               83,942
                                                     ------------------   ------------------
TOTAL CURRENT LIABILITIES                                       310,473              351,659

LONG TERM BORROWINGS, LESS CURRENT PORTION                      581,816              411,833

OTHER LIABILITIES                                               105,542               99,341

FUTURE TAX LIABILITIES                                           60,991               82,158

MINORITY INTEREST                                                     -               33,312
                                                     ------------------   ------------------

TOTAL LIABILITIES                                             1,058,822              978,303

SHAREHOLDER'S EQUITY
     Invested capital                                           547,601              513,400
     Convertible debentures                                      92,565               79,134
     Retained (deficit) earnings                                (16,813)               1,329
     Cumulative foreign currency translation                     26,786                 (765)
                                                     ------------------   ------------------
TOTAL SHAREHOLDERS' EQUITY                                      650,139              593,098
                                                     ------------------   ------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $        1,708,961   $        1,571,401
                                                     ==================   ==================

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                             THREE MONTHS ENDING
                                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                                            2003            2002
                                                                        -----------------------------
OPERATING ACTIVITIES
Net (loss) income                                                       $      (8,709)  $       2,511
Adjustment to reconcile net income (loss) to net cash
     Provided by (used for) operating activities:

      Depreciation                                                             20,549          12,799
      Amortization                                                                552             294
      Deferred income taxes                                                    (9,010)         (2,640)
      Gain on disposition of property, plant and equipment                          -            (254)
      Unrealized foreign exchange on related party loans                            -          (4,043)
      Accrued interest on related party loans                                       -             757
Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                       7,000             873
      Inventories                                                              (4,653)        (10,295)
      Other assets                                                             (2,341)         (5,063)
      Liabilities                                                              13,019          (3,889)
                                                                        -------------   -------------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                           16,407          (8,950)

INVESTING ACTIVITIES
      Additions to property, plant and equipment                              (16,253)         (4,143)
      Proceeds from dispositions                                                    -              15
                                                                        -------------   -------------
NET CASH USED IN INVESTING ACTIVITIES                                         (16,253)         (4,128)

FINANCING ACTIVITIES
      (Payment) borrowing of short-term and long-term borrowings, net          (5,176)         11,696
      Additions to deferred financing costs                                    (1,615)              -
      Foreign exchange loss                                                      (480)              -
      Changes in minority interest                                                  -           1,291
      Subsidiary stock activity                                                     -             987
                                                                        -------------   -------------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                           (7,271)         13,974
                                                                        -------------   -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                               (7,117)            896
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               27,528           7,594
                                                                        -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $      20,411   $       8,490
                                                                        =============   =============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                                             NINE MONTHS ENDING
                                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                                            2003            2002
                                                                        -----------------------------
OPERATING ACTIVITIES
Net (loss) income                                                       $     (15,290)  $       7,606
Adjustment to reconcile net income (loss) to net cash
     Provided by operating activities:
      Depreciation                                                             60,467          38,520
      Amortization                                                              4,130             879
      Deferred income taxes                                                   (20,739)         (4,861)
      Gain on disposition of property, plant and equipment                        (93)              -
      Unrealized foreign exchange on related party loans                        7,241             181
      Accrued interest on related party loans                                  (2,884)           (594)
Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                     (56,501)        (36,320)
      Inventories                                                              (2,808)         (3,467)
      Other assets                                                            (10,034)         (5,152)
      Liabilities                                                              39,691          12,736
                                                                        -------------   -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       3,180           9,528

INVESTING ACTIVITIES
      Additions to property, plant and equipment                              (40,475)        (21,787)
      Assets acquisition                                                            -          (8,356)
      Proceeds from dispositions                                                   77             134
                                                                        -------------   -------------
NET CASH USED IN INVESTING ACTIVITIES                                         (40,398)        (30,009)

FINANCING ACTIVITIES
      Proceeds from issuance of new debt                                      542,357
      (Payment) borrowing of short-term and long-term borrowings, net        (484,554)         20,572
      Additions to deferred financing costs                                   (15,034)              -
      Foreign exchange loss                                                      (520)              -
      Changes in minority interest                                               (218)          2,365
      Subsidiary stock activity                                                  (763)            947
                                                                        -------------   -------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                      41,268          23,884
                                                                        -------------   -------------
INCREASE IN CASH AND CASH EQUIVALENTS                                           4,050           3,403
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               16,361           5,087
                                                                        -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $      20,411   $       8,490
                                                                        =============   =============

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

                                                                   FOR THE THREE MONTHS ENDING
                                                             -----------------------------------------
                                                             SEPTEMBER 30, 2003     SEPTEMBER 30, 2002
                                                                   ACTUAL              PRO FORMA
                                                             -------------------    ------------------
                                                               TONS                  TONS
                                                             ---------              ---------
PRODUCTION
    Melt Shop                                                1,377,507              1,354,610
    Rolling Mill                                             1,319,297              1,286,770

                                                               TONS         %         TONS         %
                                                             ---------    -----     ---------    -----
FINISHED STEEL SHIPMENTS
    Rebar                                                      383,853     27.2       307,876     23.7
    Merchant/Special Sections                                  536,206     38.1       463,309     35.7
    Rod                                                        155,131     11.0       167,932     13.0
    Flat Rolled                                                173,398     12.3       183,861     14.2
    Fabricated Steel                                           161,121     11.4       173,337     13.4
                                                             ---------    -----     ---------    -----
       Total                                                 1,409,709    100.0     1,296,315    100.0

                                                              $/TON                 $/TON
                                                              -----                 ------
WEIGHTED AVERAGE SELLING PRICE
Mill external shipments                                       311.61                297.22
Fabricated steel shipments                                    439.86                433.48

SCRAP CHARGED                                                 115.36                 95.91

METALS SPREAD
Mill external shipments                                       196.25                201.31

                                                                            $/TON                  $/TON
                                                                           FINISHED               FINISHED
                                                              US $000        STEEL     US $000      STEEL
                                                            ------------   --------    --------   --------
EBITDA                                                      $     16,254   $   11.53   $ 47,918   $  36.96

OPERATING INCOME                                            $     (3,538)  $   (2.51)  $ 27,425   $  21.16

INTEREST EXPENSE                                            $     14,718   $   10.44   $ 10,230   $   7.89

CAPITAL EXPENDITURES                                        $     16,253

TOTAL SHARES OUTSTANDING                                     198,090,861

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

                                                                    FOR THE NINE MONTHS ENDING
                                                             -----------------------------------------
                                                             SEPTEMBER 30, 2003     SEPTEMBER 30, 2002
                                                                   ACTUAL              PRO FORMA
                                                             -------------------    ------------------
                                                               TONS                  TONS
                                                             ---------              ---------
PRODUCTION
    Melt Shop                                                4,149,647              4,219,229
    Rolling Mill                                             3,896,123              3,952,500

                                                               TONS         %         TONS         %
                                                             ---------    -----     ---------    -----
FINISHED STEEL SHIPMENTS
    Rebar                                                    1,173,781     28.2       939,639     23.5
    Merchant/ /Special Sections                              1,521,308     36.5     1,440,005     36.1
    Rod                                                        453,221     10.9       551,510     13.8
    Flat Rolled                                                538,612     12.9       547,601     13.7
    Fabricated Steel                                           479,051     11.5       513,372     12.9
                                                             ---------    -----     ---------    -----
       Total                                                 4,165,973    100.0     3,992,127    100.0

                                                              $/TON                 $/TON
                                                              -----                 ------
WEIGHTED AVERAGE SELLING PRICE
Mill external shipments                                       302.74                279.48
Fabricated steel shipments                                    433.37                434.88

SCRAP CHARGED                                                 110.37                 87.84

METALS SPREAD
Mill external shipments                                       192.37                191.64

                                                                     $/TON                   $/TON
                                                                   FINISHED                FINISHED
                                                      US $000        STEEL      US $000      STEEL
                                                    ------------   ---------   ---------   ---------
EBITDA                                              $     57,712   $   13.85   $ 129,353   $   32.40

OPERATING INCOME                                    $     (2,569)  $   (0.62)  $  77,917   $   19.52

INTEREST EXPENSE                                    $     30,147   $    7.24   $  31,230   $    7.82

CAPITAL EXPENDITURES                                $     40,475

TOTAL SHARES OUTSTANDING                             198,090,861